Exhibit 99.2
Capitalization and indebtedness
The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 31 March 2009 in accordance with IFRS:

31 March 2009
$million
Share capital
Authorized share capital (1)	9,021

Capital shares (2-3)	5,176
Paid-in surplus (4)	10,843
Merger reserve (4)	27,206
Own shares	(301)
Available-for-sale investments	142
Cash flow hedges	(783)
Foreign currency translation reserve	1,298
Treasury shares	(21,457)
Share-based payment reserve	1,252
Profit and loss account	67,097

BP shareholders’ equity	90,473

Finance debt (5-7)
Due within one year	15,260
Due after more than one year	19,438

Total finance debt	34,698

Total capitalization (8)	125,171

(1)	Authorized share capital comprises 36 billion ordinary shares, par value US$0.25 per share, and 12,750,000 cumulative preference shares, par value £1 per share.

(2)	Issued share capital as of 31 March 2009 comprised 18,736,526,283 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,883,254,133 ordinary shares which have been bought back and held in treasury by BP and 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

(3)	Capital shares represent the ordinary shares of BP which have been issued and are fully paid.

(4)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

(5)	Finance debt recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 31 March 2009.

(6)	Obligations under finance leases are included within finance debt in the above table.

(7)	As of 31 March 2009, the parent company, BP p.l.c., had outstanding guarantees totalling US$31,662 million, of which US$31,607 million related to guarantees in respect of borrowings by its subsidiary undertakings. Thus 91% of the finance debt had been guaranteed by BP. BP has no material outstanding contingent liabilities. All of BP’s debt is unsecured.

(8)	There has been no material change since 31 March 2009 in the consolidated capitalization, indebtedness or contingent liabilities of BP.

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